                                                                  EXHIBIT (b)(1)







                               FLEET NATIONAL BANK
                             111 Westminster Street
                         Providence, Rhode Island 02903





                                       August 14, 1997

Nortek, Inc.
50 Kennedy Plaza
Providence, Rhode Island  02903-2360


                      Ply Gem Industries, Inc. Refinancing
                      ------------------------------------


Ladies and Gentlemen:

     Based on our discussions concerning your proposed acquisition of Ply Gem Industries, Inc., a Delaware corporation (the "COMPANY") and the related refinancing of the Credit Agreement dated February 24, 1994 (the "ORIGINAL CREDIT AGREEMENT") among the Company and Fleet National Bank ("FLEET"), as successor to National Westminster Bank USA, as Agent, Continental Bank, N.A., European American Bank, LTCB Trust Company and NationsBank of North Carolina, National Association, as Co-Agents and the banks signatory thereto, as amended, Fleet is pleased to provide you with a financing commitment for, and to agree to act as administrative and collateral agent (the "ADMINISTRATIVE AGENT") in connection with the Credit Facility (as hereinafter defined) described in this letter and in the attached summary of terms and conditions (the "ANNEX" and, together with this letter, the "COMMITMENT LETTER").

     As we understand the transaction, you will organize a single-purpose, wholly owned subsidiary (the "PURCHASER") that, pursuant to a merger agreement entered into with the Company (the "MERGER AGREEMENT"), will purchase, pursuant to a tender offer (the "TENDER OFFER"), a majority of the outstanding common stock of the Company for $19.50 per share, and subsequently will be merged (the "MERGER") with and into the Company, with the Company being the surviving corporation. In the Merger, each of the issued and outstanding shares of common stock of the Company, par value $.25 per share (the "COMPANY STOCK"), will be converted into a right to receive $19.50 in cash per share. The Tender Offer, the Merger, the refinancing of the existing debt of the Company described above and the equity and debt financings contemplated by the foregoing are collectively referred to as the "TRANSACTION".

     You have asked Fleet to provide you with commitments for the senior secured debt facility in the amount of up to $130,000,000 (the "CREDIT FACILITY").
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                                       2


     Subject to the satisfaction of the conditions contained in this Commitment Letters and your acceptance hereof, Fleet commits to lend the entire amount of the Credit Facility, on the terms and conditions referred to in this Commitment Letter, pursuant to an amendment and restatement of the Original Credit Agreement.

     Please note, however, that the terms and conditions of this commitment are not limited to those set forth in this Commitment Letter. Those matters that are not covered or made clear herein or in the attached Annex are subject to mutual agreement of the parties. The terms and conditions of this commitment may be modified only in writing. In addition, this commitment is subject to (a) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement incorporating substantially the terms and conditions outlined herein and in the Annex, (b) the absence of (i) a material adverse change in the business, condition (financial or otherwise), operations, performance or properties of (A) you and your subsidiaries, taken as a whole since December 31, 1996 or (B) the Company and its subsidiaries, taken as a whole, since December 31, 1996, and (ii) any material adverse change in loan syndication or financial or capital market conditions generally from those currently in effect and (c) the accuracy and completeness of all representations that you make to us and all information that you furnish to us in connection with this commitment and your compliance with the terms of this Commitment Letter. Fleet's commitment set forth in this Commitment Letter will terminate on September 25, 1997, unless the Tender Offer and the Credit Facility close on or before such date.

     Fleet intends to syndicate the Credit Facility to additional Lenders and, to the extent that commitments are received from other Lenders, the initial commitment of Fleet shall be reduced. Fleet will manage all aspects of the syndication, including the timing of all offers to potential Lenders and the acceptance of commitments, the amounts offered and the compensation provided. By acceptance of this Commitment Letter, you agree to take all actions that Fleet may reasonably request to assist it in forming a syndicate acceptable to Fleet. Your assistance in forming such a syndicate shall include but not be limited to:
(a) making your senior management and representatives and senior management and representatives of the Company and its subsidiaries available to participate in information meetings with potential Lenders at such times and places as Fleet may reasonably request; (b) using your best efforts to ensure that the syndication efforts of Fleet benefit from your lending relationships; and (c) providing Fleet with all information reasonably deemed necessary by them to complete a successful syndication, including, without limitation, a summary of the operating prospects (including financial projections) of the Company.

     To ensure an orderly and effective syndication of the Credit Facility, you agree that until the termination of the syndication by written notification received by you from Fleet, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security (including any renewals thereof) in the commercial bank market, without the prior written consent of Fleet.

     You agree that Fleet will act as the sole administrative and collateral agent and sole arranger for the Credit Facility and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, except as designated by Fleet acting in consultation with you. You agree that

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no Lender will receive any compensation of any kind for its participation in the
Credit Facility, except as expressly provided for in the Fee Letter (as hereinafter defined) or in the Annex.

     In addition to the fees described in the Annex, you hereby confirm your agreement to pay the nonrefundable fees set forth in the fee letter dated the date hereof (the "FEE LETTER") with Fleet (the "AGREED FEES").

     You agree to indemnify and hold harmless the Administrative Agent, each Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives (each an "INDEMNIFIED PARTY") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) the Transaction or any similar transaction and any of the other transactions contemplated hereby or thereby, (b) any acquisition or proposed acquisition or similar business combination or proposed business combination (including, without limitation, the Tender Offer or the Merger and any of the other transactions contemplated hereby) by you or any of your subsidiaries or affiliates of all or any portion of the capital stock or substantially all of the assets of the Company or any of its subsidiaries or (c) the Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your shareholders or creditors or an Indemnified Party or an Indemnified Party is otherwise a party thereto and whether or not the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective security holders or creditors arising out of, related to or in connection with the Transaction, except for direct, as opposed to consequential, damages determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

     In further consideration of the commitment of Fleet hereunder, and recognizing that in connection herewith Fleet is incurring substantial costs and expenses, including, without limitation, fees and expenses of counsel and due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees, you agree to pay, from time to time on request, such costs and expenses (whether incurred before or after the date hereof), regardless of whether the Transaction (or any part thereof) is consummated or any loan documentation is entered into. You also agree to pay all costs and expenses of Fleet (including, without limitation, fees and expenses of counsel) incurred in connection with the enforcement of this Commitment Letter.

     You agree that this Commitment Letter is for your confidential use only and neither its existence nor the terms hereof will be disclosed by you to any person or entity other than your officers, directors, accountants, attorneys and other advisors, and then only on a "need to know" basis in

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                                       4


connection with the Transaction and on a confidential basis, except that, following your return of an executed counterpart hereof to Fleet and the payment to Fleet of the fees required hereunder, you may (a) make public disclosure of the existence and amount of Fleet's commitment hereunder, (b) file a copy of this Commitment Letter in any public record in which it is required by law to be filed, (c) provide a copy of this Commitment Letter on a confidential basis to the Company and its accountants, attorneys and other advisors, (d) make such public disclosures as are necessary in connection with the issuance of indebtedness in connection with the Transaction and (e) make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make. You agree that you will permit Fleet to review and approve any reference to Fleet or to any of its affiliates or any other agent or arranger under the Credit Facility contained in any press release or similar public disclosure prior to public release.

     You represent and warrant that (a) all information that has been or will hereafter be made available by or on behalf of you or by any of your representatives in connection with the Transaction and the other transactions contemplated hereby to Fleet or any of its affiliates or representatives or to any Lender or any potential Lender is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (b) all financial projections, if any, that have been or will be prepared by you or on your behalf or by any of your representatives and made available to Fleet or any of its affiliates or representatives or to any Lender or any potential Lender in connection with the Transaction and the other transactions contemplated hereby have been or will be prepared in good faith based upon reasonable assumptions (it being understood that the reasonableness of such assumptions is to be determined as of the time such projections were made and that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain complete and correct.

     In issuing this commitment, Fleet is relying on the accuracy of the information furnished to it by you or by the Company (collectively, the "PRE-COMMITMENT INFORMATION"). The obligations of Fleet under this Commitment Letter are made solely for your benefit and may not be relied upon or enforced by any other person or entity.

     This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter. You and Fleet each hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the transactions contemplated hereby or the actions of Fleet in the negotiation, performance or enforcement hereof.

     Please evidence your acceptance (on behalf of yourself and your future subsidiary, the Company) of the provisions of this Commitment Letter (including, without limitation, the attached Annex) and the other matters referred to above by signing the enclosed copy of this Commitment Letter and returning it to the undersigned, together with payment of the portion of the Agreed Fees then payable, on or before August 14, 1997, the date on which Fleet's commitment set forth above (if not so accepted on or before such date) will expire.



                                      Very truly yours,


                                      FLEET NATIONAL BANK


                                      By  /s/ Virginia C. Roberts
                                        --------------------------------------
                                        Name: Virginia C. Roberts
                                        Title: Senior Vice President


ACCEPTED this 14th day
of August, 1997


NORTEK, INC. (on behalf of itself
   and its future subsidiary,
   Ply Gem Industries, Inc.)


By  /s/ Bruce E. Flemming
  -----------------------------------
  Name: Bruce E. Flemming
  Title: Vice President -- Corporate Development



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                                                                 ANNEX
                                                                 -----

                   SUMMARY OF TERMS AND CONDITIONS
                   -------------------------------

CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN OR IN THE ATTACHED LETTER (THE "COMMITMENT LETTER") SHALL BE DEFINED IN THE FINAL LOAN DOCUMENTATION


BORROWERS:          Ply Gem Industries, Inc. (the "COMPANY") and any Designated
                    Subsidiary as described below (each, a "DESIGNATED
                    SUBSIDIARY" and together with the Company, the "BORROWERS").

DESIGNATED          SUBSIDIARY: Initially, each of the following subsidiaries:
                    Sagebrush Sales, Inc.; SNE Enterprises, Inc.; Variform,
                    Inc.; Great Lakes Window, Inc.; Studley Products, Inc.; and
                    Goldenberg Group, Inc. Subject to reasonable approval of the Administrative Agent and all the Lenders, the Company may designate as a Designated Subsidiary any wholly-owned subsidiary by notice to the Administrative Agent subject to receipt by the Administrative Agent of certain required documentation (in a form to be attached to the Amended and Restated Credit Agreement), satisfactory to the Administrative Agent and its counsel. The Company may at any time remove any subsidiary from the list of Designated
                    Subsidiaries by notice to the Administrative Agent, however, only (a) upon payment in full for any obligations owed to the Administrative Agent and Lenders under the Credit
                    Facility by such Designated Subsidiary or (b) subject to the reasonable approval of the Administrative Agent and the Required Lenders (as hereinafter defined) and to the requirements of any indentures or agreements binding upon the Company and its subsidiaries, the assumption by the Company or another Designated Subsidiary of any such obligations not so paid. Subject to the overall amount of the Credit Facility and the borrowing limits established as set forth below, each Designated Subsidiary may borrow an amount not to exceed the amount outstanding at the time of the Closing under the Original Credit Agreement.

                    The borrowing limits for each Designated Subsidiary (including any additional Designated Subsidiaries) will, subject to the requirements of any indentures or agreements binding upon the Company and its subsidiaries, be determined by the Company and the Administrative Agent.

ADMINISTRATIVE AND
COLLATERAL AGENT:   Fleet National Bank ("FLEET").

LENDERS: Fleet and other banks, financial institutions and institutional lenders acceptable to Fleet and the Company.


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                                       2


CREDIT FACILITY:    A senior secured bank credit facility constituting an
                    amendment and restatement of the Company's existing bank credit facility evidenced by the Original Credit Agreement in the principal amount of up to $130,000,000. The Credit
                    Facility will have a maturity of five years from the Closing
                    Date.

PURPOSE: To refinance certain existing debt of the Company and its subsidiaries, to pay transaction fees and expenses and to provide working capital from time to time for the Borrowers and their subsidiaries.

CLOSING DATE:       On or before September 25, 1997.

TERMINATION DATE:   Five years from the Closing Date.

SECURITY:           The Borrowers and each of the Guarantors (as defined below)
                    shall grant the Administrative Agent and the Lenders a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) lien and security interest in all of the following:

                    (a) All shares of capital stock of each of its present subsidiaries.

                    (b) All present and future accounts receivable and inventory of the Company or such Guarantor.

                    (c) All proceeds and products of the property and assets described in clauses (a) and (b) above.

AVAILABILITY:       In one or more drawings on the Closing Date. Amounts prepaid or repaid may not be reborrowed.

AMORTIZATION:       All amounts outstanding under the Credit Facility will be
                    paid no later than the Termination Date, with quarterly amortization as follows: (i) commencing with the quarter ended March 31, 1998 and ending with the quarter ended
                    December 31, 1999, $1,000,000 per quarter; (ii) commencing with the quarter ended March 31, 2000 and ending with the quarter ended December 31, 2000, $1,250,000 per quarter;
                    (iii) commencing with the quarter ended March 31, 2001 and ending with the quarter ended December 31, 2001, $1,500,000 per quarter; and (iv) commencing with the quarter ended
                    March 31, 2002 and ending with the quarter ended June 30, 2002, $3,000,000 per quarter.

OPTIONAL
PREPAYMENT:         The Company may, upon at least one business day's notice in the case of Base Rate advances and three business days' notice in the case of Eurodollar Rate advances, prepay, in full or in part, the Credit Facility without premium or penalty; provided, however, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple

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                                       3


                    of $1,000,000 in excess thereof; and provided further that any such prepayment of Eurodollar Rate advances shall be made together with reimbursement for any funding losses of the Lenders resulting therefrom.

MANDATORY
PREPAYMENT:         So long as the Leverage Ratio (as defined below) is: (a)
                    greater than or equal to 2.5x, 75% of the Net Proceeds of all asset sales shall be applied to prepay the Credit
                    Facility in direct order of maturity; and (b) less than 2.5x, 50% of such Net Proceeds shall be so applied.

INTEREST RATES AND
INTEREST PERIODS:   At the option of the relevant Borrower, any advance made to it will be available at the rates and for the Interest
                    Periods stated below:

                    (a)  BASE RATE - a fluctuating rate equal to the greater of
                         (i) Fleet's "PRIME RATE" (360 day basis) plus the Applicable Margin (as hereinafter defined) or (ii) the Federal Funds Rate in effect that day as announced by the Federal Reserve Bank of New York, plus 0.5%. Fleet's "PRIME RATE" is a fluctuating interest rate equal to the rate of interest announced publicly from time to time by (Fleet Bank) in Boston, Massachusetts.

                         Interest based on the Base Rate shall be payable quarterly in arrears.

                    (b) EURODOLLAR RATE is defined as the average London InterBank Offered Rate for 1,2,3 or 6 month Euro-deposits as offered by the Administrative Agent and rounded upwards to the nearest 1/100, subject at all time to availability of funds, applicable reserve requirements and similar yield protection requirements.

                         Interest Periods for Eurodollar Rate borrowings shall be 1, 2, 3 or 6 months, as selected by the relevant Borrower. Interest based on the Eurodollar Rate shall be payable in arrears on the earlier of (A) the last day of the applicable Interest Period and (B) quarterly.


                    The "APPLICABLE MARGIN" will be adjusted, based upon the financial statements delivered periodically to the Administrative Agent and the Lenders pursuant to the Credit Agreement, in accordance with the step-ups and step-downs reflected on the pricing grid attached hereto (Exhibit A); PROVIDED, HOWEVER, that the Applicable Margin shall be at Level II (as set forth on such pricing grid) until such time as audited consolidated financial statements of the Company and its subsidiaries

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                                       4


                    indicating a different Level are delivered to the Administrative Agent and the Lenders.

                    During the continuance of any monetary Default (as per Section 2.10(d) of the Original Credit Agreement) or Event of Default under the loan documentation, the amount in default will bear interest at 2% above the otherwise applicable rate, provided, however, that if such overdue principal amount is a LIBOR Rate advance, such advance may, at the end of the interest period relating thereto, be continued only as Base Rate advance and shall bear interest at a rate per annum which is two percent (2%) above the Base Rate until paid in full.

FACILITY FEE:       The Facility Fee shall be determined in accordance with the pricing grid attached hereto based on each Lender's commitment, payable irrespective of usage, quarterly in arrears and on the termination of the Credit Facility. The facility fee will be adjusted in accordance with step-ups and step-downs reflected on the pricing grid attached hereto; PROVIDED, HOWEVER, that the Facility Fee shall be at Level II until such time as audited consolidated financial statements of the Company and its subsidiaries indicating a different Level are delivered to the Administrative Agent and the Lenders.

COST AND YIELD      PROTECTION:Standard for transactions and facilities of this type, including, without limitation, in respect of certain prepayments and funding or breakage losses, changes in law
                    (including capital adequacy and capital requirements or their interpretation), illegality, unavailability of funding, withholding taxes and increased costs.

GUARANTEES:         The indebtedness, liabilities and obligations of each
                    Borrower to the Administrative Agent and the Lenders under the Credit Facility (the "OBLIGATIONS") will be guaranteed by the existing material operating subsidiaries (each a "GUARANTOR") of the Company (provided that if the sale of any such subsidiary shall otherwise be permitted under the loan documentation to the Credit Facility, the guaranty of such subsidiary shall be released upon consummation of such sale), and, in the case of loans to Designated Subsidiaries, will be guaranteed by the Company and each other existing material operating subsidiary.

ANNUAL
ADMINISTRATIVE
AGENCY FEE:         As agreed between the Administrative Agent and the Company.


CONDITIONS PRECEDENT
TO INITIAL
EXTENSION


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                                       5


OF CREDIT:          Those customarily found in Fleet's credit agreements for
                    similar secured financings and others appropriate in the judgment of Fleet for the Transaction, including, without limitation, the following:

                    (a) The final terms and conditions of the Transaction, including, without limitation, all legal and tax aspects thereof, shall be (i) as described in the Commitment Letter and otherwise consistent with the description thereof received in writing as part of the Pre-Commitment Information and (ii) otherwise satisfactory to the Lenders. The Tender Offer shall have been consummated in accordance with the Merger Agreement without any waiver or amendment of any term or condition therein not consented to by the Lenders and in compliance with all applicable laws and necessary approvals. The Lenders shall be satisfied that the restrictions in Section 203 of the Delaware General Corporation Law, any other applicable state takeover law and any supermajority charter provisions are not applicable to the Merger or that any conditions for avoiding the restrictions set forth therein have been satisfied.

                    (b) All documentation relating to the Credit Facility, including a credit agreement incorporating substantially the terms and conditions outlined herein, shall be in form and substance satisfactory to the Lenders.

                    (c) The Administrative Agent and the Lenders shall be satisfied with the corporate and legal structure and capitalization of the Company and each of the Guarantors, including, without limitation, the charter and bylaws of the Company and each such Guarantor and each agreement or instrument relating thereto.

                    (d) A majority of the capital stock of the Company and the Company's subsidiaries shall be owned by Nortek, Inc., a Delaware corporation ("NORTEK"), the Company or one or more of the Company's subsidiaries, in each case free and clear of any lien, charge or encumbrance, other than the liens and security interest created under the loan documentation; the Lenders shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) lien and security interest in such capital stock and in the other collateral referred to under the section "SECURITY" above; all filings, recordations and searches necessary or desirable in connection with such liens and security interests shall have been duly made; and all filing and recording fees and taxes shall have been duly paid.

                    (e) There shall have occurred no material adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Company and its subsidiaries, taken as a whole.

                    (f) There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that (i) could reasonably be expected to (A) have a material adverse effect on the business, condition (financial or otherwise), operations, performance or properties of Company and its subsidiaries, taken as a whole, (B) adversely affect the ability of the Company or any Guarantor to perform its obligations under the loan documentation or (C) adversely affect the rights and remedies of the Administrative Agent and the Lenders under the loan documentation or (ii) purports to adversely affect the Transaction or the Credit Facility (collectively, a "MATERIAL ADVERSE EFFECT").

                    (g) All governmental and third party consents and approvals necessary in connection with the Transaction and the Credit Facility shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the Lenders) and shall remain in effect; all applicable waiting periods shall have expired without any adverse action being taken by any competent authority; and no law or regulation shall be applicable in the judgment of the Lenders that restrains, prevents or imposes materially adverse conditions upon the Transaction or the Credit Facility.

                    (h) All of the Pre-Commitment Information shall be true and correct in all material aspects; and no additional information shall have come to the attention of the Administrative Agent or the Lenders that is inconsistent in any material respect with the Pre-Commitment Information or that could reasonably be expected to have a Material Adverse Effect.

                    (i) The Lenders shall be satisfied with the terms and conditions of (i) the $250,000,000 - $275,000,000 of senior notes due 2007 sold by Nortek, (ii) the $375,000,000 of equity financing to be consummated in connection with the Merger and (iii) the $25,000,000 of Subordinated Notes to be issued by the Company to Nortek in connection with the Merger (the "SUBORDINATED NOTES"), including, without limitation, the payment terms, subordination provisions, covenants and events of default thereof. The Company shall have received (A) at least $375,000,000 in gross cash proceeds from the sale of its common stock and (B) at least $25,000,000 in gross cash proceeds from the sale of the Subordinated Notes and all such proceeds shall have been used or shall be used simultaneously with the initial extension of credit under the loan documentation in connection with the Transaction.

                    (j) All loans made by the Lenders to the Company or any of its affiliates shall be in full compliance with the Federal Reserve's Margin Regulations.

                    (k) The Company and each of the Guarantors shall have delivered certificates, in form and substance satisfactory to the Lenders, attesting to the Solvency of the Company or such Guarantor, as the case may be, in each case individually and together with its subsidiaries, taken as a whole, immediately before and immediately after giving effect to the Transaction, from their respective chief financial officers.

                    (l) The Administrative Agent and the Lenders shall be satisfied that (i) the Company and its subsidiaries will be able to meet their obligations under all employee and retiree welfare plans, (ii) the employee benefit plans of the Company and its subsidiaries are, in all material respects, funded in accordance with the minimum statutory requirements, (iii) no material "reportable event" (as defined in ERISA, but excluding events for which reporting has been waived) has occurred as to any such employee benefit plan and (iv) no termination of, or withdrawal from, any such employee benefit plan has occurred or is contemplated that could reasonably be expected to result in a material liability.

                    (m) The Administrative Agent and the Lenders shall be satisfied with the amount, types and terms and conditions of all insurance maintained by the Company and its subsidiaries, and shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured under all insurance policies to be maintained with respect to the collateral consisting of inventory.

                    (n) The Administrative Agent and the Lenders shall have received (i) satisfactory opinions of counsel for Nortek, the Company and the Guarantors, of counsel for the Administrative Agent and of local counsel for the Lenders as to the transactions contemplated hereby (including, without limitation, compliance with all applicable securities laws) and (ii) such corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

                    (o) There shall exist no default under any of the loan documentation, and the representations and warranties of the Company, each of the Guarantors and each of their respective subsidiaries therein shall be true and correct immediately prior to, and after giving effect to, the initial extension of credit under the loan documentation. (p) All accrued fees and expenses of the Administrative Agent and the Lenders (including the fees and expenses of counsel and local counsel for the Administrative Agent and the Lenders) shall have been paid.

                    (q) The Administrative Agent and the Lenders shall have received a copy of the Company's five year projections (to include balance sheet, income statement and statement of cash flows, as well as management assumptions with respect thereto) on a consolidated basis with respect to the Company and its subsidiaries, all in form and substance satisfactory to the Administrative Agent.

                    (r) Such other documentation as the Administrative Agent or the Lenders shall reasonably request.

CONDITIONS PRECEDENT
TO SUBSEQUENT
EXTENSIONS
OF CREDIT:          There shall exist no default or Event of Default under any of the loan documentation, and the representations and warranties of the Company, each of the Guarantors and each of their respective subsidiaries therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit.

REPRESENTATIONS AND
WARRANTIES:         Those customarily found in Fleet's credit agreements for
                    similar secured financings and others appropriate in the judgment of Fleet for the Transaction, including, without limitation, absence of any material adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Company or any of its subsidiaries, taken as a whole.

COVENANTS:          Those affirmative, negative and financial covenants
                    customarily found in Fleet's credit agreements for similar secured financings and others appropriate in the judgment of Fleet for the Transaction (except that there shall be no restriction on the payment of dividends other than upon the occurrence and during the continuance of any default, or if any default would result therefrom, as set forth below), including, without limitation, the following:

                    (a) AFFIRMATIVE COVENANTS - (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of appropriate and adequate insurance; (iv) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties and continuing to engage in the same Business of the Company; (viii) performance of leases, related documents and other material agreements; (ix) conducting transactions with affiliates on terms equivalent to those obtainable on an arm's-length basis; (x) further assurances as to perfection and priority of security interests; and (xi) customary financial and other reporting requirements (including, without limitation, audited annual financial statements no later than 90 days after the end of each fiscal year and quarterly unaudited financial statements 45 days after the end of the Company's first three fiscal quarters, in each case prepared on a consolidated and a consolidating basis, notices of defaults, compliance certificates, annual business plans and forecasts, reports to shareholders and other creditors and other business and financial information as any Lender shall reasonably request).

                    (b) NEGATIVE COVENANTS - Restrictions on (i) liens (other than liens securing the Credit Facility); (ii) debt, guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Lenders); (iii) financing lease obligations in excess of an amount to be agreed between the Company and the Lenders during any consecutive 12-month period; (iv) mergers and consolidations; (v) sales, transfers and other dispositions of assets (other than sales of inventory in the ordinary course of business) which will be permitted only to the extent that (A) the consideration received by the Company or its wholly owned subsidiaries in such transactions is at least equal to the fair market value of the assets sold, transferred or disposed of, and (B) the aggregate net proceeds of such transactions does not exceed $150,000,000 during the term of the Credit Facility);
                         (vi) loans, joint ventures and other investments; (vii) acquisitions exceeding (a) $50,000,000 during any fiscal year and (b) $100,000,000 in the aggregate during the term of the Credit Facility, provided, however, the Borrowers, each a Guarantor and their respective subsidiaries remain in pro forma compliance with all terms and conditions of the loan documentation and such acquisition is consistent with the Company's existing lines of business; (viii) creating new material operating subsidiaries which do not become guarantors of the Credit Facility; (ix) capital expenditures; (x) granting negative pledges other than to the Administrative Agent and the Lenders;
                         (xi) changing the nature of its business; (xii) amending organizational documents, or amending or otherwise modifying any debt in any manner that would materially adversely affect the Company's or any Guarantor's ability to perform its obligations under the Credit Facility, any related document or any other material agreement; (xiii) changing accounting policies or reporting practices (except for the purpose of conforming the policies and practices of the Company with those of Nortek); and (xiv) upon the occurrence and during the continuance of any default, or if any default would result therefrom, dividends or other restricted payments to any person except for dividends payable by any subsidiary of the Company to the Company or any of its other subsidiaries; in each of the foregoing cases, with such exceptions as may be agreed upon in the loan documentation.

                    (c) FINANCIAL COVENANTS - The Company will be required not to:

                        (i) NET WORTH - At any time, permit Consolidated Net Worth to be less than $350,000,000 less losses on the sale of Non-Core Subsidiaries in an aggregate amount not to exceed $25,000,000.

                                "CONSOLIDATED NET WORTH" shall mean as at any date, in conformity with GAAP, consolidated stockholders' equity of the Company and its subsidiaries plus any unrealized losses, less any unrealized gains to the extent reflected in the calculation of stockholders' equity and less any loans and other forms of indebtedness extended by the Company or any of its subsidiaries to third parties (to the extent permitted by the loan documentation).

                        (ii) LEVERAGE RATIO - Permit the ratio of (a) Total Funded Debt to (b) EBITDA (the "LEVERAGE RATIO") for the four most recent consecutive full fiscal quarters as of any date of determination within any period set forth below to exceed the ratio set forth below for such period:

                                PERIOD ENDING AS OF THE     MAXIMUM
                                LAST DAY OF FISCAL          LEVERAGE RATIO
                                QUARTER ENDED ON

                                September 30, 1997          3.75 : 1.00
                                December 31, 1997           3.50 : 1.00
                                December 31, 1998           3.00 : 1.00
                                June 30, 1999               2.50 : 1.00
                                June 30, 2000 and
                                    thereafter              2.00 : 1.00

                                "TOTAL FUNDED DEBT" shall mean the sum (without duplication) of (a) indebtedness for borrowed money; (b) the deferred purchase price of property or services (except for accounts payable and accrued expenses arising in the ordinary course of business and other appropriate exceptions and materiality standards contained in the Original Credit Agreement);
                                (c) obligations under financing leases; and (d) indebtedness arising under acceptance facilities. Total Funded Debt shall include undrawn letters of credit and unreimbursed draws on letters of credit.

                                "EBITDA" shall mean, for any period, the sum of
                                (a) consolidated EBIT, plus, (b) depreciation and amortization of tangible and intangible assets determined on a consolidated basis in accordance with GAAP.

                                "EBIT" shall mean, for any period, the sum of
                                (a) Consolidated Net Income, plus, (b) Interest Expense, tax expense, other non-cash charges or non-cash losses out of the ordinary course of business and extraordinary or unusual losses deducted in calculating Consolidated Net Income, in each case, determined on a consolidated basis in accordance with GAAP, minus, (c) to the extent included in Consolidated Net Income, interest income, any non-cash income or non-cash gains out of the ordinary course of business and extraordinary or unusual gains, in each case, determined on a consolidated basis in accordance with GAAP or as otherwise provided in the Original Credit Agreement.

                        (iii) INTEREST COVERAGE RATIO - Permit the ratio of EBITDA to Interest Expense for the four most recent consecutive full fiscal quarters ending as of any date of determination to be less than
                                3.50 to 1.00.

                                "INTEREST EXPENSE" shall mean, for any period, the gross amount of consolidated interest expense, paid or accrued, plus, (a) any imputed interest on obligations consisting of financing leases; and (b) all amounts accrued or paid pursuant to interest rate protection agreements; less (c) amortization of Debt Discount and of expenses and charges incurred in connection with the incurrence of Indebtedness and (d) all amounts received or receivable pursuant to interest rate protection agreements.

                        (iv) CURRENT RATIO - Permit the ratio of consolidated Current Assets to consolidated Current Liabilities to be less than 2.00 to 1.00 at any date of determination.

                                "CURRENT ASSETS AND CURRENT LIABILITIES" shall have the meaning ascribed in accordance with GAAP; provided, however, that advances under the Credit Facility will be excluded from the definition of Current Liabilities.

                        (v) CAPITAL EXPENDITURES - Permit Capital Expenditures (i) in excess of $125,000,000 during the five-year period ending with the Termination Date, (ii) in excess of $37,500,000 during any fiscal year which follows the 1996 fiscal year, or (iii) in excess of $56,250,000 during any period of two consecutive fiscal years following the 1996 fiscal year.

EVENTS OF DEFAULT:

                    Those customarily found in Fleet's credit agreements for similar secured financings and others appropriate in the judgment of Fleet for the Transaction, including, without limitation: (a) failure to pay principal when due, or to pay other amounts within five business days after the same becomes due, under the loan documentation; (b) any representation or warranty proving to have been materially incorrect when made or confirmed; (c) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;
                    (d) cross-defaults to other indebtedness of at least $10,000,000 in the aggregate; (e) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (f) monetary judgment defaults of at least $5,000,000 in the aggregate and nonmonetary judgment defaults that could reasonably be expected to have a Material Adverse Effect; (g) impairment of loan documentation or security; (h) change of ownership or operating control; and (i) standard ERISA defaults.

INTEREST RATE
PROTECTION:         The Company shall maintain existing interest rate protection for periods to be agreed and otherwise in form and with parties acceptable to the Lenders for a notional amount to be agreed in the final loan documentation, but in no event less than 40% of the Credit Facility, and the obligations owing to any such party in connection with the Company's maintenance of interest rate protection (including interest rate protection up to the full notional amount of the Credit
                    Facility) shall be secured on a pari passu basis with the obligations of the Lenders hereunder.

EXPENSES:           The Borrower shall pay all of the Administrative Agent's due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other out-of-pocket expenses incurred by the Administrative Agent (including the fees and expenses of counsel for the Administrative Agent), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the loan documentation. The Company shall also pay the expenses of the Administrative Agent and the Lenders in connection with the enforcement of any of the loan documentation.

INDEMNITY:          The Company will indemnify and hold harmless the
                    Administrative Agent, each Lender and each of their affiliates and their officers, directors, employees, agents and advisors.

REQUIRED LENDERS:   Greater than 51%.

ASSIGNMENTS AND
PARTICIPATIONS:     Assignments may be non-pro rata and must be to Eligible
                    Assignees and, in each case other than an assignment to a Lender or an assignment of the entirety of a Lender's interest in the Credit Facility, in a minimum amount of $5,000,000 or any integral multiple of $1,000,000 in excess thereof. Each Lender will also have the right, without consent of the Company or the Administrative Agent, to assign (i) as security all or part of its rights under the loan documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the loan documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

TAXES:

                    All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender's applicable lending office). The Lenders will use reasonable efforts (consistent with their respective internal policies and legal and regulatory restrictions and so long as such efforts would not otherwise be disadvantageous to such Lenders) to minimize to the extent possible any applicable taxes and the Company will indemnify the Lenders and the Administrative Agent for such taxes paid by the Lenders or the Administrative Agent.

MISCELLANEOUS:      Standard yield protection (including compliance with
                    risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting lender provisions, waiver of jury trial and submission to jurisdiction.

GOVERNING LAW:      New York.

COUNSEL FOR THE
ADMINISTRATIVE
AGENT:              Shearman & Sterling.

OTHER: This Term Sheet is intended to be an outline only and does not purport to summarize all the terms and conditions, covenants or representations and warranties that would be contained in the final loan documentation.

                                                                       EXHIBIT A

                            PLY GEM INDUSTRIES, INC.

                                  Pricing Grid


=================================================================================================================
            SENIOR FUNDED                    APPLICABLE MARGINS                                   REVOLVER
              DEBT(1)/                 BASE RATE           LIBOR RATE            FACILITY          ALL-IN
 LEVEL      EBITDA RATIO               ADVANCES             ADVANCES              FEE (2)       DRAWN PRICING
-----------------------------------------------------------------------------------------------------------------
    I      [greater
           than or
           equal to]  3.25                       0.0                  95.0                 30.0            125.0
-----------------------------------------------------------------------------------------------------------------
   II      [greater
           than or
           equal to]  3.0x, [less than] 3.25x    0.0                  72.5                 27.5            100.0

-----------------------------------------------------------------------------------------------------------------
   III     [greater
           than or
           equal to]  2.5x, [less than] 3.0x     0.0                  62.5                 25.0            87.5
-----------------------------------------------------------------------------------------------------------------
   IV      [greater
           than or
           equal to]  2.0x, [less than] 2.5x     0.0                  52.5                 22.5            75.0
-----------------------------------------------------------------------------------------------------------------
    V      [greater
           than or
           equal to]  1.5x, [less than] 2.0x     0.0                  40.0                 22.5            62.5
-----------------------------------------------------------------------------------------------------------------
   VI              [less than] 1.5x              0.0                  30.0                 20.0            50.0
=================================================================================================================


(1) For the purposes of computation of Senior Funded Debt in connection with the pricing grid, "Senior Funded Debt" shall be calculated as the average for the two most recent consecutive full fiscal quarters of Total Funded Debt less subordinated debt.

(2)  Based on total outstanding commitments.